CLASS ACTION COMPLAINT 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 ROBERT C. SCHUBERT (S.B.N. 62684) WILLEM F. JONCKHEER (S.B.N. 178748) NOAH M. SCHUBERT (S.B.N. 278696) SCHUBERT JONCKHEER & KOLBE LLP Three Embarcadero Center, Suite 1650 San Francisco, CA 94111 Telephone: (415) 788-4220 Facsimile: (415) 788-0161 rschubert@sjk.law wjonckheer@sjk.law nschubert@sjk.law JOHN ARCHIBALD (pro hac vice to be filed) INVESTIGATION COUNSEL P.C. 350 Bay Street, Suite 1100 Toronto, ON M5H 2S6 Canada Telephone: (416) 637-3152 jarchibald@investigationcounsel.com Counsel for Plaintiff Vera A. Hays [additional counsel appear on signature page] UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., AMERICAN CENTURY INVESTMENT SERVICES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., PATRICK BANNIGAN, JONATHAN THOMAS, R. WES CAMPBELL, CHRIS H. CHEESMAN, RAJESH K. GUPTA, C. JEAN WADE, THOMAS W. BUNN, BARRY FINK, ANDREA C. HALL, JAN M. LEWIS, LYNN JENKINS, M. JEANNINE STRANDJORD, JOHN R. WHITTEN, and STEPHEN E. YATES, Defendants. Case No. CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL Class Action Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 1 of 28

CLASS ACTION COMPLAINT 1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 Plaintiff Vera A. Hays (“Hays” or “Plaintiff”) alleges the following upon information and belief except for those allegations as to herself, which are alleged upon personal knowledge. The allegations are based upon an investigation conducted by and through Plaintiff’s counsel, which included, inter alia, a review of documents filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public information. Many of the facts supporting the allegations contained herein are known only to the Defendants (as defined below) or are exclusively within their custody and/or control. Plaintiff believes that a reasonable opportunity for discovery will yield additional, substantial evidentiary support for the allegations herein. INTRODUCTION 1. The American Century Value Fund (the “Fund”) is an open-end mutual fund that invests primarily in domestic and foreign securities. The claims in this action arise out of sales of shares of the Fund pursuant to publicly filed registration statements and prospectuses that misrepresent the Fund’s principal investment strategy. 2. As alleged herein, the Fund’s offering documents and public statements assure investors that its investment strategy is to identify companies whose stock price may not reflect the company’s value, and to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. 3. Thus, Defendants represent to investors that they actively manage the Fund, including by researching and selecting investments for the Fund. Defendants charge the Fund substantial fees for this purportedly active management. 4. In truth, in managing the Fund, Defendants employ an investment strategy designed to closely track the performance of the Fund’s stated benchmark index, the Russell 1000 Value index. This investment strategy is known as “closet indexing.” 5. Closet indexing is an investment strategy used by fund managers who claim to actively purchase and sell investments with the goal of outperforming a benchmark index, but in truth use a strategy designed to closely track the performance of that benchmark. As a result, the Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 2 of 28

CLASS ACTION COMPLAINT 2 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 fund has no real prospect of outperforming the benchmark over time, after accounting for fees and expenses associated with the purportedly active investment strategy. 6. Closet indexing is not true active management. The aim of true active management is to outperform the benchmark. 7. Instead, Defendants engage in closet indexing to mimic the performance of their designated benchmark index, even while charging excessive fees for purportedly active management. These excessive fees virtually ensure that the Fund cannot match its benchmark over time, let alone outperform it. 8. As alleged herein, the Fund at issue here has shown precisely such performance characteristics. The Fund has consistently failed to meet or outperform its benchmark index, yet charges management fees that are astronomically higher than passive index funds designed to generate benchmark returns. 9. Defendants’ closet indexing strategy was not disclosed to investors in the Fund’s SEC filings and prospectuses. In this action, Plaintiff seeks to recover damages arising out of Plaintiff’s and the Class’s purchases of the Fund’s shares pursuant to the Fund’s untrue and misleading offering documents. 10. Plaintiff and the Class paid higher fees than they otherwise would have if they had known that the Fund’s managers were engaged in closet indexing. The higher fees were deducted from the Fund’s assets, which directly resulted in the diminution in value of their investments. The Fund’s excessive management fees caused losses to Plaintiff and the Class. 11. Because the conduct complained of herein is continuing in nature, Plaintiff seeks recovery for a period commencing at the earliest date pursuant to the applicable three year statute of limitations, through the date of final judgment after trial (the “Class Period”). JURISDICTION AND VENUE 12. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and § 22 of the Securities Act (15 U.S.C. § 77v). 13. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77k, 77l(a)(2) and 77o). Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 3 of 28

CLASS ACTION COMPLAINT 3 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 14. In connection with the acts complained of, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets. 15. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b). Acts or omissions that are the subject of this action took place in the State of California. PARTIES 16. Plaintiff Hays purchased shares of Investor Class TWVLX shares sold by Defendants during the Class Period, pursuant to one or more of the registration statements and prospectuses at issue in this Class Action Complaint. See attached Certification Pursuant to the Federal Securities Laws. 17. Defendant American Century Capital Portfolios, Inc. (“ACCP”) is the issuer of the Fund. ACCP is a registered open-end management investment company organized as a Maryland corporation on June 14, 1993. The Fund is a mutual fund within the ACCP series of mutual funds. 18. Defendant American Century Investment Services, Inc. (“ACIS”) is the distributor of the Fund. ACIS is a registered broker-dealer and serves as the underwriter and national distributor for shares of the Fund. ACIS is a wholly owned subsidiary of American Century Companies, Inc. (“ACC”). ACIS is registered to business within the State of California and operates and maintains an office within this District located at 1665 Charleston Road, Mountain View, California 94043. 19. Defendant American Century Investment Management, Inc. (“ACIM”) is an investment advisory firm that provides investment management services to the Fund. ACIM provides such services to the Fund pursuant to a management agreement approved and renewed annually by the board of directors of ACCP, the issuer of the Fund. ACIM is responsible for formulating the Fund’s investment policies and engaging in portfolio transactions. ACIM is registered to business within the State of California and operates and maintains an office within this District located at 1665 Charleston Road, Mountain View, California 94043. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 4 of 28

CLASS ACTION COMPLAINT 4 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 20. Defendant Patrick Bannigan was at relevant times the President of ACCP. Bannigan signed one or more of the registration statements effective during the Class Period. 21. Defendant Jonathan Thomas was at relevant times a director of ACCP. Thomas signed one or more of the registration statements effective during the Class Period. 22. Defendant R. Wes Campbell was at relevant times a director of ACCP. Campbell signed one or more of the registration statements effective during the Class Period. 23. Defendant Chris H. Cheesman was at relevant times a director of ACCP. Cheesman signed one or more of the registration statements effective during the Class Period. 24. Defendant Rajesh K. Gupta was at relevant times a director of ACCP. Gupta signed one or more of the registration statements effective during the Class Period. 25. Defendant C. Jean Wade was at relevant times a director of ACCP. Wade signed one or more of the registration statements effective during the Class Period. 26. Defendant Thomas W. Bunn was at relevant times a director of ACCP. Bunn signed one or more of the registration statements effective during the Class Period. 27. Defendant Barry Fink was at relevant times a director of ACCP. Fink signed one or more of the registration statements effective during the Class Period. 28. Defendant Andrea C. Hall was at relevant times a director of ACCP. Hall signed one or more of the registration statements effective during the Class Period. 29. Defendant Jan M. Lewis was at relevant times a director of ACCP. Lewis signed one or more of the registration statements effective during the Class Period. 30. Defendant Lynn Jenkins was at relevant times a director of ACCP. Jenkins signed one or more of the registration statements effective during the Class Period. 31. Defendant M. Jeannine Strandjord was at relevant times a director of ACCP. Strandjord signed one or more of the registration statements effective during the Class Period. 32. Defendant John R. Whitten was at relevant times a director of ACCP. Whitten signed one or more of the registration statements effective during the Class Period. 33. Defendant Stephen E. Yates was at relevant times a director of ACCP. Yates signed one or more of the registration statements effective during the Class Period. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 5 of 28

CLASS ACTION COMPLAINT 5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 34. The individual defendants listed in paragraphs 20-33 are sometimes collectively referred to herein as the “Director Defendants.” 35. All defendants listed above are collectively referred to herein as “Defendants.” SUBSTANTIVE ALLEGATIONS I. Relevant Industry Background. 36. Investment companies are collective investment vehicles that pool money from investors to purchase a portfolio of securities. Investors purchase shares in investment companies, and the shares generally represent a proportionate interest in the company’s portfolio of securities. 37. Investment companies are widely owned by individual investors and are popular retirement planning tools. 38. As of approximately 2019, there were over 16,000 U.S. registered investment companies with over $20 trillion dollars in net assets, and over 44% of U.S. households owned shares in such investment companies. The three most prevalent types of investment companies are (a) open-end funds, (b) closed-end funds, and (c) exchange-traded funds. 39. Open-end funds, commonly referred to as mutual funds, are the most popular type of investment company. Investors purchase shares in such funds directly from the funds themselves. The funds issue new fund shares to the purchasing investors, and the funds use investors’ money to purchase investment securities. 40. Conversely, when investors wish to sell their open-end fund shares, the funds must redeem the shares directly from the investors at a price determined by the fund based on the current market value of its assets and liabilities (called net asset value, or NAV). Determination of NAV and the issuance and redemption of open-end fund shares generally takes place each business day after the close of trading. 41. Closed-end funds more closely resemble individual corporate stocks. Closed-end funds generally raise capital only once and issue a fixed number of shares. Although this process may be repeated in a limited number of follow-on share offerings, closed-end funds do not engage in the creation and redemption of shares that characterizes open-end funds. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 6 of 28

CLASS ACTION COMPLAINT 6 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 42. Closed-end fund shares are listed for trading on a securities exchange. Investors buy and sell shares and are not purchasing shares directly from the fund as with open-end funds. Prices are determined by supply and demand for a fund’s shares in the market, not by the net asset value of the fund’s investments. 43. Exchange-traded funds, or ETFs, are a more recent invention. They are rapidly gaining in popularity in large part due to their association with lower fees. ETFs combine features of traditional open-end funds and features of closed-end funds. ETF shares trade on securities exchanges and can be bought and sold throughout the day at market-based prices. 44. However, ETFs do not have a fixed number of shares. Rather, ETF shares may be created or redeemed at any time between the ETF and a financial intermediary, called an authorized participant, or AP, in response to market demand for the ETF’s shares. In this process, the ETF and AP exchange fund shares for a basket of underlying investment securities that comprise the fund’s portfolio. 45. The Fund at issue in this Class Action Complaint is an open-end fund. 46. The principal statutory framework and regulatory regime for investment companies is supplied by the Investment Company Act of 1940. Pursuant to its provisions, an investment company is overseen by a board of directors or trustees that manages the affairs of the company. 47. Unlike other companies, an investment company generally has no employees or facilities of its own. Rather, the investment company’s board contracts with other parties for basic services required to operate the fund. 48. Chief among these fund service providers is the investment advisor (or manager), which manages the fund’s portfolio of securities, researches potential investments, and decides which securities to purchase for or sell from the portfolio. 49. Other fund operations are typically provided separately by distributors, custodians, auditors, accountants, counsel, and transfer agents. All of a fund’s external service providers receive compensation from the fund. The total amount of a fund’s annual expenses is expressed as a percentage of the fund’s assets, and is called the fund’s expense ratio. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 7 of 28

CLASS ACTION COMPLAINT 7 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 50. Certain fund services, in particular investment advice, are traditionally compensated in amounts based on a percentage of the fund’s assets, rather than based on a flat rate for the services performed, or based on the results delivered to the fund. Such compensation is typically calculated based on a fund’s net assets. 51. As a practical matter, investment companies do not operate independently, but rather operate as parts of fund families or complexes, here, under the banner of American Century. Like American Century, a typical fund family may consist of several dozen funds, an investment advisor, and related service providers that are under common control with the investment advisor. American Century Investments follows this model. 52. Investment advisors and their affiliates create investment companies in order to obtain fees from the funds’ shareholders in exchange for providing services to the funds. Frequently, individuals affiliated with such investment advisors are appointed to serve on the funds’ boards and are appointed as the funds’ officers. 53. Consequently, conflicts of interest are rampant in the relationship between investment advisors and the investment companies they control. 54. Although the board of directors is supposed to serve the interests of the fund and its shareholders, the structure of fund families creates opportunities and incentives for investment advisors and board members to profit by abusing the interests of the fund and its investors. 55. Investment companies generally do not shop around among different investment advisors to obtain the best services at the lowest price. In the ordinary course of business, funds rarely even contemplate changing investment advisors. 56. Historically, the funds’ dependence on their investment advisors has allowed investment advisors to specify the terms of the contractual relationships between them and their captive funds. 57. While it is in the interest of the fund and its shareholders to secure investment advisory fees that are as low as possible, the investment advisor’s interests are the opposite: to secure investment advisory fees that are as high as possible. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 8 of 28

CLASS ACTION COMPLAINT 8 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 II. Active vs. Passive Management of Mutual Funds. 58. Mutual funds are generally classified as either actively or passively managed. 59. Actively managed funds are operated with the objective of producing excess risk- adjusted returns that outperform a particular market benchmark by carefully choosing stocks that fit the fund’s investment style and that the fund manager reasonably expects to collectively outperform the fund’s benchmark. 60. Index funds, by contrast, are a form of passively managed funds. They are designed to closely track the performance of a specific benchmark, allowing investors to invest money knowing that they will get performance roughly equal to the performance of that benchmark index. Instead of a fund portfolio manager actively picking stocks and strategizing over when to buy and sell them, the fund manager builds a portfolio with holdings that mirror the securities that make up a particular index. By mimicking an index profile, the funds will match its performance as well. 61. One primary advantage of index funds is that an index fund has a lower expense ratio, including lower management fees paid to the investment advisor. Since index fund managers are simply replicating the performance of the designated benchmark index, they do not need the services of research analysts and others to pick stocks. Managers of index funds also trade less often, incurring fewer transaction and fees and commissions borne by the fund. 62. By contrast, actively managed funds change their portfolio positions on a regular basis in order to hold securities that, in the fund manager’s view, are likely to outperform their respective benchmarks. The managers of such funds charge higher fees than index funds because of the higher expenses associated with the research necessary to select stocks, and the expenses associated with increased trading activity. 63. Investors purchase actively managed mutual funds in hopes that those mutual funds will outperform the benchmark by a margin that offsets the higher fees. 64. According to a report issued by the Investment Company Institute in March 2020 captioned “Trends in the Expenses and Fees of Funds,” the average expense ratio for actively managed equity mutual funds is approximately 0.74 percent. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 9 of 28

CLASS ACTION COMPLAINT 9 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 65. In contrast, the average expense ratio for index equity mutual funds is just 0.07 percent, illustrating the dramatic cost differences between active and passive management. III. The Value Fund. 66. The Fund is an open-end management investment company, also known as a mutual fund, registered under the 1940 Act. The Fund’s inception date is September 1, 1993. 67. Like other mutual funds, the Fund is a type of collective investment that pools money from investors and invests it in a portfolio of securities. 68. The Fund is organized as a series of shares of ACCP, a corporation organized under Maryland law. The Fund’s shares are sold pursuant to Form N-1A registration statements and prospectuses filed annually under the Securities Act of 1933. These offering documents are filed by ACCP, a registered open-end management investment company. 69. The Fund issues several share classes. Those share classes include the Investor Class (TWVLX), I Class (AVLIX), Y Class (AVUYX), A Class (TWADX), C Class (ACLCX), R Class (AVURX), R5 Class (AVUGX), and R6 Class (AVUDX). Each share class carries different rights, obligations and charges. 70. Total assets of the Fund as of December 31, 2020 were approximately $2.3 billion. TWVLX, which is the share class held by Plaintiff, is the Fund’s primary share class, accounting for approximately $1.4 billion of the Fund. 71. The Fund does not have employees or facilities of its own. The Fund’s operations are conducted by external service providers pursuant to contracts with the Fund. 72. The Fund issues shares to investors, such as Plaintiff, who invest money in the Fund, and those investors become shareholders in the Fund. Each share issued by the Fund represents, and may be redeemed for, a pro rata interest in the Fund’s underlying portfolio of securities (less any fees and other liabilities). 73. Each share class carries its own unified management fee, as follows: Class Expense Ratio Investor 1.00% I 0.80% Y 0.65% Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 10 of 28

CLASS ACTION COMPLAINT 10 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 A 1.25% C 2.00% R 1.50% R5 0.80% R6 0.65% 74. During the Class Period, ACIM has been paid tens of millions of dollars in management fees by the Fund, diminishing its total assets available for investment and returns, as follows: $30,322,648 (2018), $28,135,345 (2019); and $24,633,585 (2020), with additional amounts paid during 2021. IV. Closet Indexing. 75. As alleged herein, certain mutual funds, including the Fund, claim to be actively managed funds when they are, in truth, closet indexers. 76. Closet indexing is an investment strategy where managers claim to actively select and purchase investments with the goal of beating the fund's declared benchmark index, but in truth seek to closely track the performance of that benchmark. By closely tracking the benchmark, and charging fees and incurring costs associated with “active trading,” closet indexers have no realistic prospect of outperforming that benchmark over time. 77. Investment managers engage in closet indexing because they want to maintain appearances and not lag too far behind their fund benchmarks for fear of losing business, or their jobs, for delivering comparatively poor performance. Closet indexing results in higher fees for investors who pay an active management fee to fund managers who simply pick stocks to track the performance of an index, displaying a false sense of their management abilities. 78. Managers who engage in closet indexing have an incentive to gain returns that are at least similar to the index. Yet closet indexers continue to charge active management fees and incur transaction costs in the purported pursuit of greater returns, to the detriment of investors. 79. Excessive management fees and transaction costs damage investors because such expenses reduce the value of the fund’s portfolio, and therefore its shares. In addition, each dollar Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 11 of 28

CLASS ACTION COMPLAINT 11 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 improperly drained for the payment of excessive management fees and transaction costs also damages the fund’s return over time because there are fewer dollars available to invest. V. Defendants Represent That the Fund is Actively Managed. 80. The Fund has operated as an open-end mutual fund wherein shares of the Fund could be purchased only from ACCP in continuous, open-end offerings pursuant to the Fund’s registration statements. There was no secondary market for the Fund shares. 81. At any time during the Class Period, investors could redeem their shares or purchase more shares from the Fund. Thus, each member of the Class purchased shares of the Fund from ACCP pursuant to and traceable to the Fund’s registration statements. 82. Throughout the Class Period, Defendants annually filed nearly identical registration statements and prospectuses in connection with the continuous offerings of the Fund’s shares. The Fund’s shares were issued to investors pursuant to a series of registration statements and prospectuses made effective during the Class Period. 83. At all relevant times, the Fund’s registration statements and prospectuses represented that the Fund was actively managed fund. 84. According to the registration statement on Form N-1A and prospectus for TWVLX, dated August 1, 2018, the Fund’s principal investment strategies are as follows: Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 85. The August 1, 2018 prospectus included in the 2018 Form N-1A makes the following additional disclosures regarding the Fund’s principal investment strategies: Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 12 of 28

CLASS ACTION COMPLAINT 12 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 What are the fund’s principal investment strategies? The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies’ stock prices or may be outside the companies’ historical ranges. The managers also may consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund. The portfolio managers may sell stocks from the fund’s portfolio if they believe: a stock no longer meets their valuation criteria; a stock’s risk parameters outweigh its return opportunity; more attractive alternatives are identified; or specific events alter a stock’s prospects. The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund’s assets invested primarily in U.S. equity securities at all times regardless of the movement of stock prices generally. Equity securities include common stock, preferred stock, and equity-equivalent securities, such as convertible securities, stock futures contracts or stock index futures contracts. 86. The August 1, 2018 Form N-1A was signed by Defendants Thomas, Wade, Bunn, Fink, Hall, Lewis, Strandjord, Whitten, and Yates. 87. According to the registration statement on Form N-1A and prospectus for TWVLX, dated August 1, 2019, the Fund’s principal investment strategies are as follows: Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 13 of 28

CLASS ACTION COMPLAINT 13 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 88. The August 1, 2019 prospectus included in the 2019 Form N-1A makes the following additional disclosures regarding the Fund’s principal investment strategies: What are the fund’s principal investment strategies? The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies’ stock prices or may be outside the companies’ historical ranges. The managers also may consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund. The portfolio managers may sell stocks from the fund’s portfolio if they believe: a stock no longer meets their valuation criteria; a stock’s risk parameters outweigh its return opportunity; more attractive alternatives are identified; or specific events alter a stock’s prospects. The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund’s assets invested primarily in U.S. equity securities at all times regardless of the movement of stock prices generally. Equity securities include common stock, preferred stock, and equity-equivalent securities, such as convertible securities, stock futures contracts or stock index futures contracts. 89. The August 1, 2019 Form N-1A was signed by Defendants Thomas, Campbell, Bunn, Cheesman, Fink, Gupta, Jenkins, Lewis, Whitten and Yates. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 14 of 28

CLASS ACTION COMPLAINT 14 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 90. According to the registration statement on Form N-1A and prospectus for TWVLX, dated August 1, 2020, the Fund’s principal investment strategies are as follows: Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 91. The August 1, 2020 prospectus included in the 2020 Form N1-A makes the following additional disclosures regarding the Fund’s principal investment strategies: What are the Fund’s Principal Investment Strategies? The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies’ stock prices or may be outside the companies’ historical ranges. The managers also may consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund. The portfolio managers may sell stocks from the fund’s portfolio if they believe: a stock no longer meets their valuation criteria; a stock’s risk parameters outweigh its return opportunity; more attractive alternatives are identified; or specific events alter a stock’s prospects. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 15 of 28

CLASS ACTION COMPLAINT 15 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund’s assets invested primarily in U.S. equity securities at all times regardless of the movement of stock prices generally. Equity securities include common stock, preferred stock, and equity-equivalent securities, such as convertible securities, stock futures contracts or stock index futures contracts. 92. The August 1, 2020 Form N-1A was signed by Defendants Bannigan, Campbell, Bunn, Cheesman, Fink, Gupta, Jenkins, Lewis, Thomas, Whitten and Yates. 93. According to the registration statement on Form N-1A and prospectus for TWVLX, dated August 1, 2021, the Fund’s principal investment strategies are as follows: Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 94. The August 1, 2021 prospectus included in the 2021 Form N1-A makes the following additional disclosures regarding the Fund’s principal investment strategies: What are the Fund’s Principal Investment Strategies? The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 16 of 28

CLASS ACTION COMPLAINT 16 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 reflected accurately in the companies’ stock prices or may be outside the companies’ historical ranges. The managers also may consider whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase. The portfolio managers use a variety of analytical research tools and techniques, including the integration of environmental, social, and governance (“ESG”) risks and opportunities, to help them buy or hold securities of companies that meet their investment criteria and sell the securities of companies that do not. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund. The portfolio managers may sell stocks from the fund’s portfolio if they believe: a stock no longer meets their valuation criteria; a stock’s risk parameters outweigh its return opportunity; more attractive alternatives are identified; or specific events alter a stock’s prospects. The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund’s assets invested primarily in U.S. equity securities at all times regardless of the movement of stock prices generally. Equity securities include common stock, preferred stock, and equity-equivalent securities, such as convertible securities, stock futures contracts or stock index futures contracts. 95. The August 1, 2021 Form N-1A was signed by Defendants Bannigan, Campbell, Bunn, Cheesman, Fink, Gupta, Jenkins, Lewis, Thomas, Whitten and Yates. 96. Similarly, the August 1, 2018, 2019, and 2020 “summary” prospectuses make the following disclosures regarding the Fund’s principal investment strategies: Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 97. The August 1, 2021 “summary” prospectuses make the following disclosures regarding the Fund’s principal investment strategies: Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 17 of 28

CLASS ACTION COMPLAINT 17 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 Principal Investment Strategies In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The portfolio managers use a variety of analytical research tools and techniques, including the integration of environmental, social, and governance (“ESG”) risks and opportunities, to help them buy or hold securities of companies that meet their investment criteria and sell the securities of companies that do not. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects. 98. As the foregoing disclosures demonstrate, the Fund’s purported investment strategy is one involving active management. Specifically, the offering documents represent to investors that the managers perform an analysis and valuation of an individual company when deciding whether to buy or sell the company’s stock. VI. The Fund’s Stated Investment Strategy Was Untrue and Misleading. 99. The true strategy employed by Defendants is to buy and sell stock in order to ensure that the Fund closely tracks the performance of the Russell 1000 Value index. Such an investment strategy is not active management because an investor could achieve the same performance by simply holding a passive fund following the Russell 1000 Value index. 100. Contrary to its representations, in managing the Fund throughout the Class Period, Defendants implemented a closet indexing strategy. As a result, the Fund’s performance throughout the Class Period has barely strayed from the movement of its benchmark. 101. In fact, the Fund’s own disclosures demonstrate that it has historically failed to even match the Russell 1000 Value index over extended periods, let alone outperform it on a consistent basis – which is the entire rationale for active management (and higher fees) in the first place. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 18 of 28

CLASS ACTION COMPLAINT 18 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 102. In its 2021 annual report dated March 31, 2021, the Fund published the following graph showing that for the preceding decade, the Fund’s Investor class closely tracked the movements of (yet has underperformed) the Russell 1000 Value index: 103. The performance of the Fund relative to the Russell 1000 Value index is further illustrated by the Fund’s R-Squared metric as disclosed on its Quarterly Fact Sheet, dated September 30, 2021. 104. R-squared is a statistical calculation generally interpreted as the percentage of a fund’s movements that can be explained by movements in a benchmark index. If a fund has an R-Squared value of 0.9 relative to its benchmark, that indicates that 90% of the variance of the fund is explained by the variance of its benchmark index. 105. As of September 30, 2021, the Fund reported an R-Squared of 0.97, or 97%, over the preceding three year period, meaning that the strength of the relationship between the Fund and its benchmark, the Russell 1000 Value index, is very high. Such a strong relationship Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 19 of 28

CLASS ACTION COMPLAINT 19 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 indicates that the investment advisor’s investment strategy is adding little or no value to the Fund’s performance. 106. The performance of the Fund relative to the Russell 1000 Value index is further illustrated by the Fund’s Alpha metric as disclosed on its Quarterly Fact Sheet, dated September 30, 2021. 107. Alpha is a metric that measures the value a portfolio manager adds to or subtracts from a fund’s portfolio return. If a fund has an Alpha of 1.0, it generally means that the fund outperforms its benchmark index by 1%. 108. As of September 30, 2021, the Fund reported an Alpha metric over the preceding three year period of -1.57 (annualized), meaning that the Fund significantly and consistently underperforms against the index. This metric further illustrates that the investment advisor’s investment strategy is adding no value to the Fund’s performance. 109. The September 30, 2021 Quarterly Fact Sheet further illustrates that the Fund has underperformed against the index over the preceding three year period by almost a full percentage point, with a 10.06 return for the index versus 9.08 for the Fund. 110. The Fund’s performance over time illustrates that Defendants’ investment strategy has been based on closet indexing, not active management. 111. Defendants’ closet indexing strategy was not true active management because the Fund did not have a reasonable prospect of outperforming its benchmark index over time (and, in fact, has not outperformed its benchmark index over the last 3 years of the Fund’s existence) once Defendants’ management fees are taken into account. 112. Indeed, for the last 10 years, the Fund has only barely outperformed the Russell 1000 Value index in three reporting periods, even while ACIM is and was paid tens of millions of dollars in management fees for the specific purpose of outperforming the benchmark index: Investor Class Annual Performance 2012-YTD 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Fund (%) 14.55 31.10 12.89 -4.34 20.22 8.47 -9.35 26.88 0.65 17.93 Index (%) 17.51 32.53 13.45 -3.83 17.34 13.66 -8.27 26.54 2.80 16.14 Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 20 of 28

CLASS ACTION COMPLAINT 20 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 113. Defendants’ implementation and use of closet indexing means that Defendants managed the Fund in a manner that was materially different than or contrary to its stated investment strategies. Closet indexing, which is not a true active investment strategy, did not justify the Defendants’ receipt of the excess management fees out of the Fund’s assets. 114. The Fund’s registration statements and prospectuses did not disclose a material risk associated with the closet indexing investment strategy, namely that all or a substantial portion of the Fund’s returns are linked to the benchmark index. 115. In addition, the closet indexing strategy involved Defendants trading in and out stocks in order to keep the Fund’s overall portfolio highly correlated with the benchmark, which trading activity also served to conceal that Defendants pursued what was effectively a passive strategy, because a fund could closely track the performance of an index by passively holding the constituent securities that make up the index. 116. At all material times, Defendants’ trading activity was significantly greater than the trading activity that occurred in passive index funds that tracked the same underlying benchmark as the Fund. 117. As a result of the more frequent trading associated with closet indexing strategy, excess trading costs were paid out of the Fund’s assets, further damaging investors. 118. The higher fees were deducted from the Fund’s assets, which directly resulted in a diminution of the value of their investments. CLASS ACTION ALLEGATIONS 119. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons or entities who purchased or otherwise acquired shares of each share class of the Fund in continuous offerings pursuant to registration statements and prospectuses for the Fund filed during the Class Period and were damaged thereby. 120. Excluded from the Class are Defendants and their immediate families; the officers and directors of the Fund, at all relevant times; any firm, trust, corporation, or other entity in which any defendant has or had a controlling interest; and the legal representatives, affiliates, heirs, successors-in-interest, or assigns of any such excluded person or entity. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 21 of 28

CLASS ACTION COMPLAINT 21 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 121. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. 122. Record owners and other members of the Class may be identified from records maintained by the Fund or its agents and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. 123. Common questions of law and fact predominate across each of the Fund’s share classes and include: (a) whether Defendants violated the Securities Act; (b) whether Defendants omitted and/or misrepresented material facts; (c) whether the Fund was closet indexed; (d) whether the management fees were excessive; and (e) the extent and appropriate measure of damages. 124. Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein. 125. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action and securities litigation. 126. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. CLAIMS FOR RELIEF COUNT I For Violation of § 11 of the Securities Act Against ACCP, ACIS, the Director Defendants and Bannigan 127. Plaintiff repeats and realleges each and every allegation contained above. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 22 of 28

CLASS ACTION COMPLAINT 22 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 128. This Count is brought pursuant to § 11 of the Securities Act on behalf of Plaintiff and the Class against ACCP, ACIS, the Director Defendants and Bannigan. 129. The registration statements alleged herein were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. 130. ACCP is the registrant for the shares of the Fund, and as such is strictly liable for the false statements contained in the registration statements. 131. ACIS, as the Fund’s distributor, and the Director Defendants and Bannigan who signed the registration statements, were responsible for the contents and dissemination of the registration statements. 132. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the registration statements were true and without omissions of any material facts and were not misleading. 133. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, § 11 of the Securities Act. 134. Plaintiff acquired shares of the Fund during the Class Period and pursuant to the registration statements. 135. Plaintiff and the Class have sustained damages. 136. At the time she purchased shares of the Fund, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein. COUNT II For Violation of §12(a)(2) of the Securities Act Against All Defendants 137. Plaintiff repeats and realleges each and every allegation contained above. 138. This Count is brought pursuant to § 12(a)(2) of the Securities Act on behalf of Plaintiff and the Class against all Defendants. 139. Defendants were sellers and offerors and/or solicitors of purchases of the shares of the Fund offered pursuant to the registration statements, prospectuses and other offering documents. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 23 of 28

CLASS ACTION COMPLAINT 23 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 140. The prospectuses contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. 141. Defendants’ actions of solicitation included participating in the preparation of the false and misleading prospectuses and participating in marketing the shares of the Fund to investors. 142. Defendants owed to the purchasers of Fund shares, including Plaintiff and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the prospectuses and corresponding supplements and amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. 143. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the prospectuses as set forth above. 144. Plaintiff and other members of the Class purchased or otherwise acquired shares of the Fund pursuant to the defective prospectuses. 145. Plaintiff and the other members of the Class did not know, nor in the exercise of reasonable diligence could they have known, of the untruths and omissions contained in the offering documents for the Fund. 146. By reason of the conduct alleged herein, Defendants violated, and/or controlled a person who violated, § 12(a)(2) of the Securities Act. 147. Accordingly, Plaintiff and members of the Class who hold shares of the Fund have the right to rescind and recover the consideration paid for their shares of the Fund and hereby elect to rescind and tender those shares to the Defendants sued herein. 148. Plaintiff and Class members who have sold their shares of the Fund are entitled to rescissory damages. COUNT III For Violation of § 15 of the Securities Act Against ACIM, the Director Defendants and Bannigan 149. Plaintiff repeats and realleges each and every allegation contained above. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 24 of 28

CLASS ACTION COMPLAINT 24 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 150. This Count is brought pursuant to § 15 of the Securities Act on behalf of Plaintiff and the Class against ACIM, the Director Defendants and Bannigan. 151. ACIM managed and controlled the business affairs of the Fund and was a control person of the Fund. ACIM and its directors and/or officers each had a series of direct and/or indirect business and/or personal relationships with the directors and/or officers and/or major shareholders of the Fund. 152. Each of the Director Defendants and Bannigan was a control person of the Fund by virtue of his position as a director and/or senior officer of the Fund, ACCP or ACIM. 153. These Defendants each had a series of direct and/or indirect business and/or personal relationships with other directors and/or officers and/or major shareholders of the Fund. 154. Each of these Defendants had the ability to control the process which allowed the sale of the shares of the Fund to be successfully completed. 155. By reason of such conduct, the defendants named in this Count are liable pursuant to §15 of the Securities Act. PRAYER FOR RELIEF WHEREFORE, Plaintiff, on behalf of herself and the Class, prays for judgment and relief as follows: (a) declaring this action to be a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure and designating Plaintiff’s counsel as Lead Counsel; (b) awarding damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, together with interest thereon; (c) awarding Plaintiff and the Class reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and (d) awarding Plaintiff and other members of the Class such other and further relief as the Court may deem just and proper. DEMAND FOR JURY TRIAL Plaintiff hereby demands a trial by jury. Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 25 of 28

CLASS ACTION COMPLAINT 25 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 Dated: November 5, 2021 SCHUBERT JONCKHEER & KOLBE LLP /s/ Willem F. Jonckheer ROBERT C. SCHUBERT (S.B.N. 62684) WILLEM F. JONCKHEER (S.B.N. 178748) NOAH M. SCHUBERT (S.B.N. 278696) SCHUBERT JONCKHEER & KOLBE LLP Three Embarcadero Center, Suite 1650 San Francisco, CA 94111 Telephone: (415) 788-4220 Facsimile: (415) 788-0161 rschubert@sjk.law wjonckheer@sjk.law nschubert@sjk.law JOHN ARCHIBALD (pro hac vice to be filed) INVESTIGATION COUNSEL P.C. 350 Bay Street, Suite 1100 Toronto ON M5H 2S6 Canada Telephone: (416) 637-3152 jarchibald@investigationcounsel.com PAUL BATES (pro hac vice to be filed) 481 Plane Tree Drive London ON N6G 5LS Canada Telephone: (416) 869-9898 pbates@batesbarristers.com ALFRED G. YATES, JR. GERALD L. RUTLEDGE LAW OFFICE OF ALFRED G. YATES, JR., P.C. 1575 McFarland Road, Suite 305 Pittsburgh, PA 15216 Telephone: (412) 391-5164 yateslaw@aol.com Counsel for Plaintiff Vera A. Hays Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 26 of 28

Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 27 of 28

Date Transaction Type Quantity Unit Price 12/12/18 Buy 42.858 $7.68 12/12/18 Buy 371.947 $7.68 12/21/18 Buy 25.348 $7.19 03/20/19 Buy 24.262 $8.20 06/19/19 Buy 21.947 $8.14 07/15/19 Sell 15.343 $8.37 07/15/19 Sell 71.298 $8.37 07/15/19 Sell 10.075 $8.37 07/15/19 Sell 62.255 $8.37 07/15/19 Sell 19.329 $8.37 07/15/19 Sell 4.456 $8.37 07/15/19 Sell 4.837 $8.37 07/15/19 Sell 14.579 $8.37 07/15/19 Sell 12.882 $8.37 09/18/19 Buy 20.333 $8.42 10/23/19 Buy 7.235 $7.79 10/23/19 Buy 51.009 $7.79 10/23/19 Buy 306.671 $7.79 12/23/19 Buy 12.609 $8.44 12/23/19 Buy 4.569 $8.44 03/11/20 Buy 29.431 $6.59 06/17/20 Buy 27.593 $7.05 09/23/20 Buy 28.528 $6.91 12/23/20 Buy 24.522 $8.04 12/23/20 Buy 22.958 $8.04 12/23/20 Buy 65.285 $8.04 03/24/21 Buy 20.094 $9.09 06/23/21 Buy 24.021 $9.58 09/22/21 Buy 23.277 $9.35 Case 3:21-cv-08625 Document 1 Filed 11/05/21 Page 28 of 28

AO 440 (Rev. 06/12) Summons in a Civil Action UNITED STATES DISTRICT COURT for the __________ District of __________ ) ) ) ) ) ) ) ) ) ) ) ) Plaintiff(s) v. Civil Action No. Defendant(s) SUMMONS IN A CIVIL ACTION To: (Defendant’s name and address) A lawsuit has been filed against you. Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff’s attorney, whose name and address are: If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court. CLERK OF COURT Date: Signature of Clerk or Deputy Clerk American Century Capital Portfolios, Inc., American Century Investment Services, Inc., American Century Investment Management, Inc., Patrick Bannigan, Jonathan Thomas, R. Wes Campbell, Chris H. Cheesman, Rajesh K. Gupta, C. Jean Wade, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Witten, and Stephen E. Yates Vera A. Hays American Century Capital Portfolios, Inc. (4500 Main St., Kansas City, MO 64111), American Century Investment Services, Inc. (1665 Charleston Road, Mountain View, CA 94043), American Century Investment Management, Inc. (1665 Charleston Road, Mountain View, CA 94043), Patrick Bannigan, Jonathan Thomas, R. Wes Campbell, Chris H. Cheesman, Rajesh K. Gupta, C. Jean Wade, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Witten, and Stephen E. Yates (4500 Main St., Kansas City, MO 64111) 3:21-cv-8625 Case 3:21-cv-08625-CRB Document 2 Filed 11/05/21 Page 1 of 2

AO 440 (Rev. 06/12) Summons in a Civil Action (Page 2) Civil Action No. PROOF OF SERVICE (This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l)) This summons for (name of individual and title, if any) was received by me on (date) . u I personally served the summons on the individual at (place) on (date) ; or u I left the summons at the individual’s residence or usual place of abode with (name) , a person of suitable age and discretion who resides there, on (date) , and mailed a copy to the individual’s last known address; or u I served the summons on (name of individual) , who is designated by law to accept service of process on behalf of (name of organization) on (date) ; or u I returned the summons unexecuted because ; or u Other (specify): . My fees are $ for travel and $ for services, for a total of $ . I declare under penalty of perjury that this information is true. Date: Server’s signature Printed name and title Server’s address Additional information regarding attempted service, etc: 0.00 Print Save As... Reset Case 3:21-cv-08625-CRB Document 2 Filed 11/05/21 Page 2 of 2

Hays v. American Century Capital Portfolios, Inc. et al California Northern District Court Case no. 3:21-cv-08625-CRB (N.D. Cal.) Filed date: November 05, 2021 Docket entry no.: 3 Docket text: Case assigned to Judge Charles R. Breyer. Counsel for plaintiff or the removing party is responsible for serving the Complaint or Notice of Removal, Summons and the assigned judge's standing orders and all other new case documents upon the opposing parties. For information, visit E-Filing A New Civil Case at http://cand.uscourts.gov/ecf/caseopening. Standing orders can be downloaded from the court's web page at www.cand.uscourts.gov/judges. Upon receipt, the summons will be issued and returned electronically. Counsel is required to send chambers a copy of the initiating documents pursuant to L.R. 5-1(e)(7). A scheduling order will be sent by Notice of Electronic Filing (NEF) within two business days. (mbc, COURT STAFF) (Filed on 11/5/2021) (Entered: 11/05/2021) This PDF was generated on November 30, 2021 by PacerPro for a text-only docket entry synced on November 11, 2021. https://app.pacerpro.com/cases/15951512

PRO HAC VICE APPLICATION & ORDER October 2012 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA Plaintiff(s), v. Defendant(s). ) ) ) ) ) ) ) ) ) ) Case No: _______________ APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE (CIVIL LOCAL RULE 11-3) I, , an active member in good standing of the bar of , hereby respectfully apply for admission to practice pro hac vice in the Northern District of California representing: in the above-entitled action. My local co-counsel in this case is __________________________________, an attorney who is a member of the bar of this Court in good standing and who maintains an office within the State of California. MY ADDRESS OF RECORD: LOCAL CO-COUNSEL’S ADDRESS OF RECORD: MY TELEPHONE # OF RECORD: LOCAL CO-COUNSEL’S TELEPHONE # OF RECORD: MY EMAIL ADDRESS OF RECORD: LOCAL CO-COUNSEL’S EMAIL ADDRESS OF RECORD: I am an active member in good standing of a United States Court or of the highest court of another State or the District of Columbia, as indicated above; my bar number is: . A true and correct copy of a certificate of good standing or equivalent official document from said bar is attached to this application. I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local Rules. I declare under penalty of perjury that the foregoing is true and correct. Dated: APPLICANT ORDER GRANTING APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE IT IS HEREBY ORDERED THAT the application of is granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-counsel designated in the application will constitute notice to the party. Dated: UNITED STATES DISTRICT/MAGISTRATE JUDGE Case 3:21-cv-08625-CRB Document 4 Filed 11/05/21 Page 1 of 1 Reset Form Vera A. Hays, , Individually and on Behalf of all Others Similarly Situated 3:21-cv-08625-CRB American Century Capital Portfolios, Inc. et al John Archibald John Archibald John Archibald Massachusetts Vera A. Hays Willem F. Jonckheer Investigation Counsel P.C. 350 Bay Street, Suite 1100 Toronto ON M5H 2S6 Canada Schubert Jonckheer & Kolbe LLP 3 Embarcadero Center, Suite 1650 San Francisco, CA 94111 (416) 637-3152 (415) 788-4220 jarchibald@investigationcounsel.com wjonckheer@sjk.law 703181 11/05/21

Case 3:21-cv-08625-CRB Document 5 Filed 11/08/21 Page 1 of 2

AO 440 (Rev. 06/12) Summons in a Civil Action

UNITED STATES DISTRICT COURT

for the

Vera A. Hays

Plaintiff(s)

v.

American Century Capital Portfolios, Inc., American Century Investment Services, Inc., American Century Investment Management, Inc., Patrick Bannigan, Jonathan Thomas, R. Wes Campbell, Chris H. Cheesman, Rajesh K. Gupta, C. Jean Wade, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Witten, and Stephen E. Yates

Defendant(s)

Civil Action No. 3:21-cv-8625

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)* American Century Capital Portfolios, Inc. (4500 Main St., Kansas City, MO 64111), American Century Investment Services, Inc. (1665 Charleston Road, Mountain View, CA 94043), American Century Investment Management, Inc. (1665 Charleston Road, Mountain View, CA 94043), Patrick Bannigan, Jonathan Thomas, R. Wes Campbell, Chris H. Cheesman, Rajesh K. Gupta, C. Jean Wade, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Witten, and Stephen E. Yates (4500 Main St., Kansas City, MO 64111)

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are:

Alfred Glenn Yates , Jr.
Law Office of Alfred G. Yates Jr, P.C
300 Mt. Lebanon Boulevard, Suite 206-B
Pittsburgh, PA 15234

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

CLERK OF COURT
Kathleen Shambaugh, Acting

Date: 11/8/2021

A. Kokich

Signature of Clerk or Deputy Clerk

Case 3:21-cv-08625-CRB Document 5 Filed 11/08/21 Page 2 of 2

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 U n it ed S ta te s D is tr ic t C o u rt N o rt h er n D is tr ic t o f C al if o rn ia UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA VERA A. HAYS, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., et al., Defendants. Case No. 21-cv-08625-CRB ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE AND ADR DEADLINES IT IS HEREBY ORDERED that this action is assigned to the Honorable Charles R. Breyer. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders. IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients shall familiarize themselves with that rule and with the material entitled “Dispute Resolution Procedures in the Northern District of California” on the Court ADR Internet site at http://www.cand.uscourts.gov/adr. A limited number of printed copies are available from the Clerk’s Office for parties in cases not subject to the court’s Electronic Case Filing program (ECF). Case 3:21-cv-08625-CRB Document 6 Filed 11/08/21 Page 1 of 2

Case 3:21-cv-08625-CRB Document 6 Filed 11/08/21 Page 2 of 2

United States District Court
Northern District of California

CASE SCHEDULE – ADR MULTI-OPTION PROGRAM		
Date	Event	Governing Rule
11/5/2021	Complaint Filed	
1/14/2022	*Last day to: • meet and confer re: initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR L.R.3-5
	• file ADR Certification signed by Parties and Counsel (form available at http://www.cand.uscourts.gov)	Civil L.R . 16-8(b) & ADR L.R. 3-5(b)
1/28/2022	**Last day to file Rule 26(f) Report, complete initial disclosures or state objection in Rule 26(f) Report and file Case Management Statement per Standing Order re Contents of Joint Case Management Statement (also available at http://www.cand.uscourts.gov)	FRCivP 26(a) (1) Civil L.R . 16-9
2/4/2022	INITIAL CASE MANAGEMENT CONFERENCE (CMC) at 8:30 AM in: Courtroom 6, 17th Floor Phillip Burton Federal Building 450 Golden Gate Avenue San Francisco, CA 94102	Civil L.R . 16-10

* If the Initial Case Management Conference is continued, unless otherwise ordered this deadline is continued to 21 days in advance of the Initial Case Management Conference.

** If the Initial Case Management Conference is continued, unless otherwise ordered this deadline is continued to 7 days in advance of the Initial Case Management Conference.

2

PRO HAC VICE APPLICATION & ORDER October 2012 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA Plaintiff(s), v. Defendant(s). ) ) ) ) ) ) ) ) ) ) Case No: _______________ APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE (CIVIL LOCAL RULE 11-3) I, , an active member in good standing of the bar of , hereby respectfully apply for admission to practice pro hac vice in the Northern District of California representing: in the above-entitled action. My local co-counsel in this case is __________________________________, an attorney who is a member of the bar of this Court in good standing and who maintains an office within the State of California. MY ADDRESS OF RECORD: LOCAL CO-COUNSEL’S ADDRESS OF RECORD: MY TELEPHONE # OF RECORD: LOCAL CO-COUNSEL’S TELEPHONE # OF RECORD: MY EMAIL ADDRESS OF RECORD: LOCAL CO-COUNSEL’S EMAIL ADDRESS OF RECORD: I am an active member in good standing of a United States Court or of the highest court of another State or the District of Columbia, as indicated above; my bar number is: . A true and correct copy of a certificate of good standing or equivalent official document from said bar is attached to this application. I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local Rules. I declare under penalty of perjury that the foregoing is true and correct. Dated: APPLICANT ORDER GRANTING APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE IT IS HEREBY ORDERED THAT the application of is granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-counsel designated in the application will constitute notice to the party. Dated: UNITED STATES DISTRICT/MAGISTRATE JUDGE Case 3:21-cv-08625-CRB Document 7 Filed 11/30/21 Page 1 of 1 Reset Form Vera A. Hays, , Individually and on Behalf of all Others Similarly Situated 3:21-cv-08625-CRB American Century Capital Portfolios, Inc. et al John Archibald John Archibald John Archibald Massachusetts Vera A. Hays Willem F. Jonckheer Investigation Counsel P.C. 350 Bay Street, Suite 1100 Toronto M5H 2S6 Canada Schubert Jonckheer & Kolbe LLP 3 Embarcadero Center, Suite 1650 San Francisco, CA 94111 (416) 637-3152 (415) 788-4220 jarchibald@investigationcounsel.com wjonckheer@sjk.law 703181 11/05/21

COMMONWEALTH OF MASSACHUSETTS SUFFOLK, SS. BE IT REMEMBERED, that at the Supreme Judicial Court holden at Boston within and for said County of Suffolk, on the twenty-seventh day of November A.D. 2018 , said Court being the highest Court of Record in said Commonwealth: John Robert Edgar Archibald being found duly qualified in that behalf, and having taken and subscribed the oaths required by law, was admitted to practice as an Attorney, and, by virtue thereof, as a Counsellor at Law, in any of the Courts of the said Commonwealth: that said Attorney is at present a member of the Bar, and is in good standing according to the records of this Court*. In testimony whereof, I have hereunto set my hand and affixed the seal of said Court, this twenty-sixth day of November in the year of our Lord two thousand and twenty-one. MAURA S. DOYLE, Clerk * Records of private discipline, if any, such as a private reprimand imposed by the Board of Bar Overseers or by any court, are not covered by this certification. X3116. Case 3:21-cv-08625-CRB Document 7-1 Filed 11/30/21 Page 1 of 1

PRO HAC VICE APPLICATION & ORDER October 2012 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA Plaintiff(s), v. Defendant(s). ) ) ) ) ) ) ) ) ) ) Case No: _______________ APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE (CIVIL LOCAL RULE 11-3) I, , an active member in good standing of the bar of , hereby respectfully apply for admission to practice pro hac vice in the Northern District of California representing: in the above-entitled action. My local co-counsel in this case is __________________________________, an attorney who is a member of the bar of this Court in good standing and who maintains an office within the State of California. MY ADDRESS OF RECORD: LOCAL CO-COUNSEL’S ADDRESS OF RECORD: MY TELEPHONE # OF RECORD: LOCAL CO-COUNSEL’S TELEPHONE # OF RECORD: MY EMAIL ADDRESS OF RECORD: LOCAL CO-COUNSEL’S EMAIL ADDRESS OF RECORD: I am an active member in good standing of a United States Court or of the highest court of another State or the District of Columbia, as indicated above; my bar number is: . A true and correct copy of a certificate of good standing or equivalent official document from said bar is attached to this application. I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local Rules. I declare under penalty of perjury that the foregoing is true and correct. Dated: APPLICANT ORDER GRANTING APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE IT IS HEREBY ORDERED THAT the application of is granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-counsel designated in the application will constitute notice to the party. Dated: UNITED STATES DISTRICT/MAGISTRATE JUDGE : ORDER November 30, 2021 Reset Form Vera A. Hays, , Individually and on Behalf of all Others Similarly Situated 3:21-cv-08625-CRB American Century Capital Portfolios, Inc. et al John Archibald John Archibald John Archibald Massachusetts Vera A. Hays Willem F. Jonckheer Investigation Counsel P.C. 350 Bay Street, Suite 1100 Toronto ON M5H 2S6 Canada Schubert Jonckheer & Kolbe LLP 3 Embarcadero Center, Suite 1650 San Francisco, CA 94111 (416) 637-3152 (415) 788-4220 jarchibald@investigationcounsel.com wjonckheer@sjk.law 703181 11/30/21 Case 3:21-cv-08625-CRB Document 8 Filed 11/30/21 Page 1 of 1